

March 15, 2013

<u>Via E-mail</u>
Douglas G. Smith
Chief Financial Officer
Offshore Group Investment Limited
777 Post Oak Boulevard
Suite 800
Houston, TX 77056

> **Re:** **Offshore Group Investment Limited**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 27, 2013**
> **File No. 333-185117**

Dear Mr. Smith:

We have reviewed your response letter dated February 27, 2013 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form S-4 Filed February 27, 2013</u>

<u>Exhibit 5.9</u>

1. In response to the following comments, please obtain and file a new or revised legality opinion to replace the opinion you first filed with the current amendment.

2. We refer you to the assumption which appears in paragraph 3(xv). It appears that a finding of compliance with "all legal requirements of the Domiciliation Law" is necessary for counsel to render the opinion set forth in opinion paragraph 4(1) regarding the Branch being "duly established and validly existing under Luxembourg Law."

Therefore, counsel may not make that assumption. Please see generally prior staff comments 4 and 6 from our letter to you dated January 29, 2013.

3. Please ask counsel to revise the assumption which appears in paragraph 3(xvii) to clarify the intended scope of "all information which is material" within the clause "disclosed all information which is material for the purpose of this Opinion," if such clause is retained. As currently drafted, the assumption appears to be overly broad.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Joshua P. Agrons